Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com

telephone:	(713) 651-5151
facsimile:	(713) 651-5246
November 25, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Via EDGAR and Federal Express

Attention:	Pamela A. Long, Division of Corporation Finance Errol Sanderson, Division of Corporation Finance

Re:	Sharps Compliance Corp. Registration Statement on Form S-3 filed on November 12, 2009 File No. 333-163073
Ladies and Gentlemen:
     We write this letter on behalf of Sharps Compliance Corp. (the “Company”) to respond to the comments in the letter received from the Staff on November 24, 2009, relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and in connection with the simultaneous filing with this letter of Amendment No. 1 to the Registration Statement (the “Amendment”). We have responded to each comment by number. For the convenience of the Staff, we have repeated the comment immediately preceding the applicable response.
About This Prospectus, page i
1.	We note the statement in the third paragraph that “Neither we nor the underwriters have independently verified, and neither we nor the underwriters guarantee, the accuracy of any of this information.” Please remove this statement, as you are responsible for the information you include in the prospectus.

The statement has been removed. Please see page i of the Amendment.
Houston • New York • Washington DC • Austin • Dallas • Los Angeles • Minneapolis • San Antonio • Hong Kong • London • Munich

Securities and Exchange Commission
November 25, 2009

Risk Factors, page 11
2.	Please remove the fourth sentence of the introductory paragraph, as you may not qualify risk factor disclosure in this manner. Refer to Staff Legal Bulletin No. 7A (June 7, 1999), sample comment #30.
The sentence has been removed. Please see page 11 of the Amendment.
Description of Common Stock, page 24
3.	We note the statement in the introductory paragraph that the summary does not purport to be complete. Please revise to clearly indicate that the summary is “materially” complete.
The statement has been revised in response to this comment. Please see page 24 of the Amendment.
4.	We note the statement in the introductory paragraph that the summary is “qualified in its entirety by the provisions of our amended and restated certificate of incorporation and bylaws.” Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise accordingly.
The statement has been revised in response to this comment. Please see page 24 of the Amendment.
Item 16. Exhibits, page II-1
5.	We note that you intend to file the legal opinion and underwriting agreement by amendment. Please be advised that these documents are subject to review and you should provide sufficient time after filing these documents for the staff’s review.
The legal opinion is filed as Exhibit 5.1 to the Amendment. The underwriting agreement is filed as Exhibit 1.1 to the Amendment.
     If any member of the Staff has questions regarding the foregoing or the Amendment, please contact Gene G. Lewis of this firm at (713) 651-5161.
     Very truly yours,
     /s/ Fulbright & Jaworski L.L.P.
     Fulbright & Jaworski L.L.P.